FORM 3          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                       Section 17(a) of the Public Utility
                  Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

                                                    OMB Number:        3235-0104
                                                    Expires:    January 31, 2005
                                                    Estimated average burden
                                                    hours per response.......0.5

  (Print or Type Responses)


-------------------------------------------------------------------------------------------------------------------------

1.  Name and Address of Reporting Person*       2. Date of Event       4.  Issuer Name and Ticker or Trading Symbol
                                                   Requiring
    Evans, Joy F.                                  Statement               UniComp, Inc.  (UCMP)
-----------------------------------------          (Month/Day/Year)    --------------------------------------------------
    (Last)    (First)    (Middle)
                                                    May 14, 2002       5.  Relationship of Reporting Person(s) to Issuer
3521 South Millhollow Circle
-----------------------------------------       --------------------       (Check all applicable)
         (Street)                                3. IRS Identification   ___  Director         _X__  10% Owner
                                                    Number of            ___  Officer (give    ___   Other (specify
Salt Lake City, Utah  84106                         Reporting Person,         title below)           below)
-----------------------------------------           if an entity        -------------------------------------------------
    (City)   (State)  (Zip)                         (voluntary)
                                                                        6. If Amendment, Date of Original (Month/Day/Year)

                                                                        -------------------------------------------------
                                                                        7. Individual or Joint/Group Filing (Check
                                                                           Applicable Line)
                                                                            X Form filed by One Reporting Person
                                                                              Form filed by More Than One Reporting Person

--------------------------------------------------------------------------------------------------------------------------


             Table I " Non-Derivative Securities Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------

1. Title of Security             2. Amount of Securities     3. Ownership        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                       Beneficially Owned          Form:  Direct       (Instr. 5)
                                   (Instr. 4)                   (D) or Indirect
                                                                (I)(Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       3,000,000                      D
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of                     (Over)
securities beneficially owned directly or indirectly.            SEC 1473 (2-99)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

               Table II " Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------

1. Title of Derivative    2. Date Exercisable        3. Tile and Amount of       4. Conversion   5. Ownership     6. Nature of
   Security (Instr. 4)       and Expiration Date        Securities Underlying        or             Form of          Indirect
                             (Month/Day/Year)           Derivative Security         Exercise        Derivative       Beneficial
                                                        (Instr. 4)                  Price of        Security;        Ownership
                          Date           Expiration                                 Derivative      Direct (D)       (Instr. 5)
                          Exercisable    Date           Title      Amount or        Security        or Indirect
                                                                   Number of                        (I)
                                                                   Shares                           (Instr. 5)

------------------------------------------------------------------------------------------------------------------------------------

Warrant to Purchase        5/14/02       5/14/07      Common Stock  3,000,000        $.025              D
Common Stock

------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.


                        By: /s/                                     May 23, 2002
                           -----------------------------------      ------------
                           **Signature of Reporting Person              Date
                             Attorney-in-fact
                                                                          Page 2
                                                                 SEC 1473 (2-99)

                                    EXHIBIT A

                        GENERAL DURABLE POWER OF ATTORNEY

                                 OF JOY F. EVANS



         JOY F. EVANS ("Principal"), hereby appoints DAVID F. EVANS as her true and lawful attorney-in-fact ("Attorney-in-Fact") to act in the name, place, and stead of Principal and to exercise the powers set forth below upon the terms and conditions hereof.

              1. DURABLE POWER. This instrument is to be construed and interpreted as a durable power of attorney in accordance with Section 75-5-501 of the Uniform Probate Code of the State of Utah, or any similar provisions of subsequent law. THIS POWER OF ATTORNEY SHALL NOT BE AFFECTED BY THE DISABILITY OF THE PRINCIPAL.

              2. IMMEDIATE COMMENCEMENT OF AUTHORITY. The rights, powers, and authorities herein granted shall commence and be in full force and effect immediately upon execution hereof by the Principal and shall remain in full force and effect thereafter until the Principal"s death.

              3.   ENUMERATION   OF  SPECIFIC   POWERS:   Principal   authorizes
         Attorney-in-Fact to do all of the following:

                    3.01 General Matters. To exercise or perform any act, power, duty, right, or obligation whatsoever that Principal now has, or may hereafter acquire, the legal right, power or capacity to exercise or perform, in connection with, arising from or relating to any person, item, transaction, business, property (real or personal, tangible or intangible), or matter whatsoever, including but not limited to those items of real or personal property identified on the attached Exhibit A.

                    3.02 Deal With  Money and  Accounts  and  Similar  Financial
              Interests. To request, ask, demand, sue for, recover, collect, receive, and hold and possess all such sums of money, debts, dues, commercial paper, checks, drafts, accounts, deposits, legacies, bequests, devises, notes, interests, stock certificates, bonds, dividends, certificates of deposit, annuities, pension and retirement benefits, insurance benefits and proceeds, any and all documents of title, chooses in action, personal and real property, intangible and tangible property and property rights, and demands whatsoever, liquidated or unliquidated, as now are, or shall hereafter become owned by, or due, owing, payable, or belonging to Principal, or in which Principal has or may hereafter acquire any interest, to have, use, and take all lawful means and equitable and legal remedies, procedures, and writs in the name of Principal for the collection and recovery thereof, and to adjust, sell, compromise, and agree for the same, and to make, execute, and deliver for Principal, on Principal"s behalf, and in Principal"s name, all endorsements, acquittances, releases, receipts, or other sufficient discharges for the same, whether under seal or otherwise;

                    3.03 Deal With Legal Matters. To appear,  answer, and defend in all actions and suits whatsoever which shall be commenced against Principal, and also, for Principal and in Principal"s name, to compromise, settle, and adjust with each and every person or persons, all actions, accounts, dues, and demands, subsisting or to subsist between Principal and them or any of them, and in such manner as the said Attorney-in-Fact shall deem proper;

                    3.04 Deal with Real and Personal Property. To lease, purchase, exchange, and acquire, and to agree, bargain, and contract for the lease, purchase, exchange, and acquisition of, and to accept, take, receive, and possess any real or personal property whatsoever, tangible or intangible, or interest therein, on such terms and conditions, and under such covenants, as said Attorney-in-Fact shall deem proper;

                    3.05 Improve and Encumber  Real and  Personal  Property.  To
              maintain, repair, improve, manage, insure, rent, lease, sell, convey, subject to liens, mortgages or deeds of trust, and hypothecate, and in any way or manner deal with all or any part of any real or personal property whatsoever, tangible or intangible, or any interest therein, Principal now owns or may hereafter acquire, for Principal, on Principal"s behalf, and in Principal"s name and under such terms and conditions, and under such covenants, as said Attorney-in-Fact shall deem proper;

                    3.06 Transact General Business Matters.  To conduct,  engage in, and transact any and all lawful business of whatever nature or kind for Principal, on Principal"s behalf, and in Principal"s name;

                    3.07 Borrow Funds and Deal with Financial and Legal Instruments. To make, receive, sign, endorse, execute, exercise, acknowledge, deliver, and possess such applications, contracts, agreements, options, covenants, conveyances, deeds, trust deeds, security agreements, bills of sale, leases, mortgages, assignments, insurance policies, bills of lading, warehouse receipts, documents of title, bills, bonds, debentures, checks, drafts, bills of exchange, letters of credit, notes, bonds, stock certificates, proxies, warrants, conversion rights, commercial paper, receipts, withdrawal receipts and deposit instruments relating to accounts or deposits in, or certificates of deposit of, banks, savings and loan or other institutions or associations, proofs of loss, evidences of debt, releases, and satisfactions of mortgages, liens, judgments, security agreements and other debts and obligations and such other instruments in writing of whatever kind and nature as may be necessary or proper in the exercise of the rights and powers herein granted;

                    3.08 Pay Customary Living Expenses. To do all acts necessary for maintaining Principal"s customary standard of living, including, by way of illustration and not by way of restriction, the power to provide living quarters by purchase, lease or by other contract, or by payment of the operating and maintenance costs, including interest, amortization payments, repairs and taxes, of premises owned by Principal, and provide domestic help for the operation of the household, to provide usual vacations and usual travel expenses, to provide usual educational facilities, and to provide ALL funds for Principal"s current living costs, including, among other things, shelter, clothing, food and incidentals;

                    3.09 Provide Transportation.  To continue whatever provision has been made by Principal, prior to the creation of this Power of Attorney or thereafter, for Principal"s transportation, including by way of illustration, but not by way of restriction, power to license, insure and to replace any automobiles owned and customarily used by Principal;

                    3.10 Maintain Charge Accounts.  To continue  whatever charge accounts have been operated by Principal prior to the creation of the power of attorney or thereafter, to open such new accounts as said Attorney-in-Fact shall deem to be desirable for the accomplishment of any of the purposes under this Power of Attorney, and to pay the items charged on such accounts by any person authorized or permitted by Principal to make such charges prior to the creation of the power of attorney or thereafter;

                    3.11 Discharge Services and Commitments. To continue the discharge of any services or duties assumed by Principal, prior to the creation of the power of attorney or thereafter, to any of Principal"s relatives or friends;

                    3.12 Maintain Church and Other Memberships. To continue payments incidental to membership or affiliation in any church, club, society, order or other organization and to continue contributions thereto;

                    3.13 File Tax Returns/Contest  Taxes. To represent Principal in all tax matters; to prepare, sign, and file federal, state, and/or local income, gift and other tax returns of all kinds, including, where appropriate, joint returns, FICA returns, payroll tax returns, claims for refunds, requests for extensions of time to file returns and/or pay taxes, extensions and waivers of applicable periods of limitation, protests and petitions to administrative agencies or courts, including the tax court, regarding tax matters, and any and all other tax related documents, including but not limited to consents and agreements under Section 2032A of the Internal Revenue Code or any successor section therein and consents to split gifts, closing agreements, and any power of attorney form required by the Internal Revenue Service and/or any state and/or local taxing authority with respect to any tax year; to pay taxes due, collect and make such disposition of refunds as said Attorney-in-Fact shall deem appropriate, post bonds, receive confidential information and contest deficiencies determined by the Internal Revenue Service and/or any state and/or local taxing authority; to exercise any elections Principal may have under federal, state or local tax law; to allocate any generation-skipping tax exemption to which Principal is entitled, and generally to represent Principal or obtain professional representation for Principal in all tax matters and proceedings of all kinds and for all periods before all officers of the Internal Revenue Service and state and local authorities and in any and all courts; to engage, compensate and discharge attorneys, accountants and other tax and financial advisers and consultants to represent and/or assist Principal in connection with any and all tax matters involving or in any way related to Principal or any property in which Principal has or may have an interest or responsibility; and on Principal"s behalf to execute IRS Form 2848 and appoint said Attorney-in-Fact or any suitable person selected by said Attorney-in-Fact as Principal"s representative before the Internal Revenue Service;

                    3.14 Pay  Taxes.  To pay any and all  taxes,  of any  nature whatsoever, required by the laws of the United States or of any state or subdivision thereof, or of any foreign government, and to borrow funds from time to time with which to pay any such taxes from any person or corporation for such periods of time and upon such terms and conditions as said Attorney-in-Fact may deem proper, and to secure such loans by the pledge, hypothecation or mortgage of any property owned by Principal;

                    3.15 Engage  Professional  Advisors.  To hire, to discharge, and to compensate any Attorney, accountant, expert witness or other assistant or assistants when the Attorney-in-Fact shall think such action to be desirable for the proper execution by him or her of any of the powers described in this section, and for the keeping of needed records thereof;

                    3.16 Access to Safe  Deposit Box. To have access to any safe deposit box rented by Principal or by Principal with others (including authority to have it drilled), to remove the contents therefrom, and to terminate the lease of the box;

                    3.17 Transfer Assets to Revocable  Trust. To transfer assets to the then acting trustee of any revocable trust established by trust agreement or declaration of trust, as now or subsequently amended, under which Principal is the Trustor (or Principal and Principal"s spouse are the Trustors) and to facilitate any such transfer or transfers, the Attorney-in-Fact shall have the following powers:

                         (a) To assign,  transfer,  and deliver all cash, bonds,
                    stocks, securities, annuities, and other property of any kind, real or personal, owned by Principal to the trustee or the trustee"s nominee;

                         (b) To  withdraw  any  funds  standing  to  Principal"s
                    credit or to Principal"s credit jointly with others in any bank, savings and loan association, or other financial institution and to pay the sums withdrawn to the trustee;

                         (c) To endorse  and  deliver to the trustee any checks,
                    drafts, certificates of deposit, notes, or other instruments for the payment of money payable or belonging to Principal;

                         (d) To convey any real estate, interest in real estate,
                    or beneficial interest in a trust holding real estate, which Principal may own or possess to the trustee or as the trustee directs;

                         (e) To designate the trustee as beneficiary of any life
                    insurance policies, employee benefit plans, or individual retirement plans owned by Principal or in which Principal has an interest;

                         (f) To execute and deliver any assignment, stock power,
                    deed, or other instrument which Attorney-in-Fact deems necessary or appropriate to carry out and effectuate this Power of Attorney, to sign Principal"s name to any instrument pertaining to or required in connection with the transfer of my property to the trustee, and to give full receipts and discharges;

                    3.18   Qualified   Disclaimer.   To  make   such   qualified
              disclaimers which meet the requirements of Section 2518 of the Internal Revenue Code as amended from time to time (or of any subsequently enacted section of the Internal Revenue Code which corresponds to existing Section 2518), as to all or any portion of any gift or devise Principal would otherwise receive, as in the circumstances Attorney-in-Fact considers advisable.

                    3.19 Make Gifts  Generally.  To make gifts to individuals or charities as in the circumstances Attorney-in-Fact considers advisable to carry out an established pattern of giving commenced by Principal;

                    3.20 Implement Estate Plan: To execute or modify estate planning documents, specifically including any trust revocable by me, for the purpose of implementing my estate planning desires, taking into account changes in the laws and changes in my desires, as known to the Attorney-in-Fact.

              4. CONFIRMATION OF AUTHORITY. Principal grants to Attorney-in-Fact full power and authority to do, take, and perform all and every act and thing whatsoever requisite, proper, or necessary to be done, in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as Principal might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that said Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

              5. GENERAL POWER OF ATTORNEY. This instrument is to be construed and interpreted as a general power of attorney. The enumeration of specific powers herein is not intended to, nor does it, limit or restrict, and is not to be construed or interpreted as limiting or restricting, the general powers herein granted to said Attorney-in-Fact.

              6. RIGHT TO TERMINATE POWERS. Principal reserves the right at any time, except during the incompetency of the Principal, to terminate all rights, powers, and authority under this Power of Attorney by giving notice in writing to such Attorney-in-Fact that the power is terminated. Such rights, powers, and authority shall remain in full force and effect until Principal gives such notice that such power is terminated.

              7. RELIANCE BY THIRD PARTIES. Every bank or other financial institution, insurance company, transfer agent, issuer, obligor, safe deposit box company, title insurance company, or other person, firm, or corporation to which this Power of Attorney or a photocopy hereof is presented is authorized to receive, honor, and give effect to all instruments signed pursuant to the foregoing authority without inquiring as to the circumstances of their issuance or the disposition of the property delivered pursuant thereto. All acts done hereunder by Attorney-in-Fact after revocation of this Power of Attorney or after death of Principal shall be valid and enforceable in favor of anyone who relies on this Power of Attorney and has not received prior actual written notice of the revocation or death. All acts done by Attorney-in-Fact pursuant to this power shall be binding upon me and my heirs, devises, and personal representatives.

              8. LIMITATIONS. Any authority granted to Attorney-in-Fact shall be limited so as to prevent this Power of Attorney (1) from causing Attorney-in-Fact to be taxed on the income of the Principal, (2) from causing Principal"s estate to be subject to a general power of appointment (as that term is defined in Section 2041 of the Internal Revenue Code of 1986, as amended) by Attorney-in-Fact, and (3) from causing the Attorney-in-Fact to have any incidents of ownership (within the meaning of Section 2042 of the Internal Revenue Code of 1986, as amended) with regard to any life insurance policies owned by Principal on the life of Attorney-in-Fact.

              9. GOVERNING LAW. All questions concerning the meaning, intent, validity, and effectiveness of this instrument or any of its terms and all questions concerning any performance hereunder shall be judged and resolved in accordance with the laws of the State of Utah. However, this Section shall not preclude this instrument from being effective in a jurisdiction that recognizes durable general powers of attorney.

                  DATED March 22, 2002

                                                      /s/  JOY F. EVANS
                                                     ------------------
                                                     JOY F. EVANS

       STATE OF UTAH        )
                            :  ss.
        COUNTY OF SALT LAKE )


         On the 22nd day of March, 2002, personally appeared before me JOY F. EVANS signer of the foregoing General Power of Attorney, who duly acknowledged to me that she executed the same.

                                                     /s/ David L. Rasmussen
                                                     ----------------------
                                                     David L. Rasmussen
                                                     NOTARY PUBLIC
       (SEAL)

                                    EXHIBIT A

         [Attached to General Durable Power of Attorney of Joy F. Evans]